Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio amounts)

	Three Months Ended March 31,
	2004	2003
Net Income	$11,302	$11,214
Additions:
Fixed charges
Interest expense	8,575	7,047
Capitalized interest	78	36

	8,653	7,083
Deductions:
Capitalized interest	(78)	(36)

Adjusted earnings	$19,877	$18,261

Fixed Charges (from above)	$8,653	$7,083
Ratio of Earnings to Fixed Charges	2.3x	2.6x